SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                             -----------------------

                                   FORM 8-A/A

                      AMENDMENT TO A REGISTRATION STATEMENT
                                   ON FORM 8-A

                        Pursuant to Section 12(b) or (g)
                     of the Securities Exchange Act of 1934


                                USF&G CORPORATION

               (Exact Name of Registrant as Specified in Charter)



Maryland                                                              52-1220567
(State or Other Jurisdiction                   (IRS Employer Identification No.)
  of Incorporation)

                   6225 Smith Avenue Baltimore, Maryland 21209
               (Address of Principal Executive Offices) (Zip Code)



Registrant's telephone number, including area code:  410-547-3000

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.         Description of Registrant's Securities to be Registered:

       On September 18, 1987, the Board of Directors (the "Board of Directors") of USF&G CORPORATION (the "Company"), declared a dividend of one preferred share purchase right (each a "Right") for each outstanding Common Share, par value $2.50 per share, of the Company (a "Common Share"), payable to shareholders of record on October 15, 1987. On February 26, 1997, the Board extended the term of the Rights to October 14, 2007, and approved a number of amendments to and restated the Amended and Restated Rights Agreement, dated as of March 11, 1997 (the "Rights Agreement") between the Company and The Bank of New York, as successor Rights Agent (the "Rights Agent"). The key provisions of the amendments extend the expiration date of the Rights Agreement to October 14, 2007, decrease the exercise price of the Rights to $105, reduce to 15% the percentage ownership threshold at which the Rights issued pursuant to the Rights Agreement will become exercisable and convert into the right to purchase Common Shares with a value equal to twice the exercise price, require "disinterested directors" of the Board (as herein defined) to approve certain actions under the Rights Agreement and permit the Board of Directors to exchange the Rights for Common Shares under certain circumstances.

                Until the earlier to occur of (i) 10 days (or such later date as may be determined by Valid Board Action (as herein defined)) following a public announcement that an "Acquiring Person" acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares or
(ii) 10 business days (or such later date as may be determined by Valid Board Action) following the commencement or announcement of an intention of any person to make a tender offer or exchange offer the consummation of which would result in such person becoming the beneficial owner of 15% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by such Common Share certificate with a copy of a Summary of Rights or Amended and Restated Summary of Rights attached thereto. Acquiring Person is defined as any person or group of affiliated or associated persons, other than employee benefit plans of the Company and its subsidiaries, who has acquired beneficial ownership of 15% or more of the outstanding Common Shares. Valid Board Action is defined as the affirmative vote of a majority of the entire Board of Directors, which includes the concurrence of one or more members of the Board of Directors who is not an Acquiring Person or an affiliate, associate or representative thereof, or an affiliate, associate or representative of a person who has stated an intent to take any action which would result in such person becoming an Acquiring Person (the foregoing a "Disinterested Director") through the affirmative vote of a majority of the Disinterested Directors. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after March 14, 1997 upon transfer or new issuance of the Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding, even without such notation or a summary description of the Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

                The Rights are not exercisable until the Distribution Date. The Rights will expire on October 14, 2007, unless earlier redeemed or exchanged by the Company as described below.

                The Purchase Price payable, and the number of Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for Common Shares or convertible securities at less than the current market price of the Common Shares or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

                No adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% of such Purchase Price. No fractional Common Shares will be issued and in lieu thereof, a payment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

                In the event that any person becomes the beneficial owner of 15% or more of the Company's Common Shares and hence an Acquiring Person (other than pursuant to a cash tender offer for all outstanding shares which is determined by Valid Board Action to be fair and otherwise in the best interest of the Company and its stockholders) (a "Flip-In Event"), proper provision will be made so that each holder of a Right, other than Rights that are or were beneficially owned by the Acquiring Person and certain other related persons (which will thereafter be void), will thereafter have the right to receive upon exercise and payment of the Purchase Price that number of Common Shares having a market value of two times the exercise price of the Right (or Preferred Shares if so elected by the Board of Directors). Rights are not exercisable following the occurrence of a Flip-In Event until such time as the Rights are no longer redeemable by the Corporation as set forth below. At any time after a Distribution Date, in the event that the Company were acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power were sold, proper provision will be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof and payment of the Purchase Price at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right.

                At any time until ten days following the date a person becomes an Acquiring Person (or such later date as designated by Valid Board Action), the Company, by Valid Board Action, may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The right of redemption also may be reinstated under certain circumstances described in the Rights Agreement, including if a term, provision, covenant or restriction of the Rights Agreement is held by a court or other authority to be invalid, void or unenforceable. Under no circumstances following the occurrence of a Flip-In Event may the Rights be exercised prior to the expiration of the Company's right of redemption. Immediately upon Valid Board Action by the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

                At any time after any person becomes an Acquiring Person, the Board of Directors of the Company may, at its option, by Valid Board Action, exchange all or part of the then outstanding and exercisable Rights (excluding Rights of an Acquiring Person that have become void) for Common Shares at an exchange ratio of one Common Share per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof. Notwithstanding the foregoing, the Board of Directors shall not be empowered to effect such exchange at any time after any Acquiring Person, together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of 50% or more of the Common Shares then outstanding.

                Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

                Other than an amendment to those provisions relating to the principal economic terms of the Rights or to shorten the final expiration date of the Rights Agreement, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company by Valid Board Action prior to the Distribution Date, including, without limitation, any amendment deemed to be necessary or appropriate in light of any judicial or other legal developments, whether or not binding precedent in respect of the Rights Agreement. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board by Valid Board Action in order to cure any ambiguity, to make changes which do not adversely affect the interest of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable. Without limiting any of the foregoing, at any time prior to a Person (other than certain employee benefit plans of the Company) becoming an Acquiring Person, the Board may amend the Rights Agreement to lower the threshold for exercisability of the Rights (and the determination of the existence of an Acquiring Person) from 15% to any percentage greater than the greater of (i) the largest percentage of outstanding Common Shares then known to the Company to be beneficially owned by any Person or group of affiliated or associated persons (other than employee benefit plans of the Company and its subsidiaries) and (ii) 10%.

                A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to the Company's Current Report on Form 8-K dated March 13, 1997. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as amended from time to time, which is hereby incorporated herein by reference.

Item 2.         Exhibits.

                4. Amended and Restated Rights Agreement between the Company and The Bank of New York, as Rights Agent, dated as of March 11, 1997, which includes as Exhibit B the Form of Right Certificate. Pursuant to the Rights Agreement, Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth day following announcement that a person or group has acquired beneficial ownership of 15% or more of the Common Shares or the tenth business day after a person commences or announces its intention to commence an offer the consummation of which would result in a person beneficially owning 15% or more of the Common Shares. In either case the ten (10) day time period is subject to extension by Valid Board Action.


                                   SIGNATURES

                Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                             USF&G CORPORATION


                                             By:  /s/ DAN L. HALE
                                                      Dan L. Hale
                                                      Executive Vice President -
                                                        Chief Financial Officer

Date:  March 14, 1997

                                  EXHIBIT INDEX


Exhibit              Description


4.**            Amended and Restated Rights Agreement between the Company and
                     The Bank of New York, as Rights Agent, dated as of
                     March 11, 1997, which includes as Exhibit B the Form of Right Certificate. Pursuant to the Rights Agreement, Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth day following announcement that a person or group has acquired beneficial ownership of 15% or more of the Common Shares or the tenth business day after a person commences or announces its intention to commence an offer the consummation of which would result in a person beneficially owning 15% or more of the Common Shares. In either case the ten (10) day time period is subject to extension by Valid Board Action.


-----------------
**              Incorporated by reference to the Company's Current Report on
                  Form 8-K dated March 13, 1997.